Exhibit 99.1

RLX Technology Announces Unaudited First Quarter 2026 Financial Results

SHENZHEN, May 20, 2026 - RLX Technology Inc. (“RLX Technology” or the “Company”) (NYSE: RLX), a leading global branded e-vapor company, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial Highlights

•	Net revenues were RMB1,585.8 million (US$229.9 million) in the first quarter of 2026, increasing by 96.2% from RMB808.3 million in the same period of 2025.
•	Gross margin was 31.8% in the first quarter of 2026, compared with 28.6% in the same period of 2025.
•	Non-GAAP income from operations[1] was RMB310.3 million (US$45.0 million) in the first quarter of 2026, increasing by 187.9% from RMB107.8 million in the same period of 2025.
•	U.S. GAAP net income was RMB294.2 million (US$42.6 million) in the first quarter of 2026, increasing by 32.1% from RMB222.7 million in the same period of 2025.
•	Non-GAAP net income[1] was RMB357.3 million (US$51.8 million) in the first quarter of 2026, increasing by 41.4% from RMB252.7 million in the same period of 2025.

“We began this year with robust first-quarter results, underpinned by a highly scalable global ecosystem and our ability to capture emerging market opportunities,” said Ms. Ying (Kate) Wang, Co-founder, Chairperson, and Chief Executive Officer of RLX Technology. “We continued to accelerate our international expansion and broaden our global operations. Notably, we refined our user-first approach through highly localized strategies and deep engagement with trusted regional business partners to ensure superior product-market fit, strengthening our global competitiveness. We also integrated our R&D, manufacturing, and commercial operations into our Super Factory, a cutting-edge hub that is driving greater supply chain efficiencies while allowing us to seamlessly meet rising demand. Looking ahead, we will build on this momentum by focusing on innovative and user-centric products, strengthening our distribution and retail capabilities, and deepening our presence in Europe. Our uncompromising commitment to responsibility and adult-user harm reduction remains the core engine of our long-term growth.”

Mr. Chao Lu, Chief Financial Officer of RLX Technology, commented, “In the first quarter, we delivered rapid top-line growth, with net revenues increasing to RMB1.59 billion, up 96.2% year over year and 38.9% quarter over quarter. This acceleration was fueled by momentum across our international operations, accretion from our newly acquired European entity, and steady progress in our mainland China business, as well as a one-time impact from changes in China’s export policies. The operating leverage from this growth translated into significant profitability, with non-GAAP operating income surging 187.9% to RMB310.3 million. We also structurally enhanced our margin profile through strict cost discipline and scale efficiencies across our comprehensive, broadly appealing product portfolio. Supported by a strong balance sheet, we enter the remainder of the year with the financial flexibility to execute our next phase of growth, accelerate our market penetration in Asia and Europe, and generate sustainable, long-term returns for our shareholders.”

First Quarter 2026 Financial Results

Net revenues were RMB1,585.8 million (US$229.9 million) in the first quarter of 2026, increasing by 96.2% from RMB808.3 million in the same period of 2025. The increase was primarily due to the Company’s international expansion and contributions from the Company’s May 2025 acquisition. Net revenues from international business represented 72.3% of net revenues for the period.

1 Non-GAAP net income and non-GAAP income from operations are non-GAAP financial measures. For more information on the Company’s non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Gross profit was RMB504.3 million (US$73.1 million) in the first quarter of 2026, increasing by 118.3% from RMB231.0 million in the same period of 2025.

Gross margin increased to 31.8% in the first quarter of 2026 from 28.6% in the same period of 2025, primarily due to a favorable change in the revenue mix and further supply chain optimization.

Operating expenses were RMB259.6 million (US$37.6 million) in the first quarter of 2026, compared with RMB153.5 million in the same period of 2025. The increase was driven by higher salary and welfare expenses related to the Company’s May 2025 acquisition and an increase in share-based compensation expenses.

Selling expenses were RMB122.0 million (US$17.7 million) in the first quarter of 2026, compared with RMB59.0 million in the same period of 2025, primarily due to an increase in salary and welfare expenses, as well as depreciation and amortization.

General and administrative expenses were RMB107.2 million (US$15.5 million) in the first quarter of 2026, compared with RMB67.5 million in the same period of 2025, primarily due to an increase in share-based compensation expenses and salary and welfare expenses.

Research and development expenses were RMB30.4 million (US$4.4 million) in the first quarter of 2026, compared with RMB27.1 million in the same period of 2025, primarily due to an increase in share-based compensation expenses.

U.S. GAAP income from operations was RMB244.6 million (US$35.5 million) in the first quarter of 2026, increasing by 215.9% from RMB77.4 million in the same period of 2025.

Non-GAAP income from operations was RMB310.3 million (US$45.0 million) in the first quarter of 2026, increasing by 187.9% from RMB107.8 million in the same period of 2025.

Income tax expense was RMB45.3 million (US$6.6 million) in the first quarter of 2026, compared with RMB28.2 million in the same period of 2025.

U.S. GAAP net income was RMB294.2 million (US$42.6 million) in the first quarter of 2026, increasing by 32.1% from RMB222.7 million in the same period of 2025.

Non-GAAP net income was RMB357.3 million (US$51.8 million) in the first quarter of 2026, increasing by 41.4% from RMB252.7 million in the same period of 2025.

U.S. GAAP basic and diluted net income per American depositary share (“ADS”) were RMB0.231 (US$0.033) and RMB0.216 (US$0.031), respectively, in the first quarter of 2026, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.181 and RMB0.170, respectively, in the same period of 2025.

Non-GAAP basic and diluted net income per ADS2 were RMB0.280 (US$0.041) and RMB0.263 (US$0.038), respectively, in the first quarter of 2026, compared with non-GAAP basic and diluted net income per ADS of RMB0.205 and RMB0.193, respectively, in the same period of 2025.

Balance Sheet and Cash Flow

As of March 31, 2026, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, long-term bank deposits, net, and long-term investment securities, net, of RMB14,529.7 million (US$2,106.4 million), compared with RMB15,732.1 million as of December 31, 2025. In the first quarter of 2026, net cash used in operating activities was RMB68.8 million (US$10.0 million).

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company’s non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 20, 2026 (8:00 PM Beijing/Hong Kong Time on May 20, 2026).

Dial-in details for the earnings conference call are as follows:
United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code (English line):	8804299
Participant Code (Chinese simultaneous interpretation line):	8393299

Participants may choose between the English and Chinese simultaneous interpretation options above when joining the conference call. Please note that the Chinese simultaneous interpretation option is in listen-only mode. Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for “RLX Technology Inc.” using the appropriate English or Chinese Participant Code above.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until May 27, 2026, by dialing the following telephone numbers:

United States:	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code (English line):	3048124
Replay Access Code (Chinese line)	5502734

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading global branded e-vapor company. The Company leverages its strong in-house technology, product development capabilities and in-depth insights into adult smokers’ needs to develop superior e-vapor products.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income, non-GAAP income from operations and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses, amortization and depreciation of assets arising from fair value step-up in business acquisitions, and tax effects on non-GAAP adjustments. Non-GAAP income from operations represents net income from operations excluding share-based compensation expenses and amortization and depreciation of assets arising from fair value step-up in business acquisitions. Non-GAAP basic and diluted net income per ADS is computed using non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in the U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance, as they could provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures against the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.8980 to US$1.00, the exchange rate on March 31, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in the global e-vapor market; changes in its revenues and certain cost or expense items; governmental policies, laws and regulations across various jurisdictions relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Capital Markets

Sam Tsang

Email: ir@relxtech.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,	March 31,	March 31,
	2025	2026	2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,367,139	4,263,488	618,076
Restricted cash	177,873	174,997	25,369
Short-term bank deposits, net	2,310,486	3,015,006	437,084
Receivables from online payment platforms	4,080	9,327	1,352
Short-term investments	2,326,610	2,221,763	322,088
Accounts and notes receivable, net	190,442	329,940	47,831
Inventories	297,682	372,441	53,993
Amounts due from related parties	210,239	548,968	79,584
Prepayments and other current assets, net	319,478	615,473	89,225
Total current assets	11,204,029	11,551,403	1,674,602
Non-current assets:
Property, equipment and leasehold improvement, net	245,981	251,779	36,500
Intangible assets, net	213,141	194,823	28,243
Long-term investments, net	8,330	8,330	1,208
Deferred tax assets, net	29,104	35,818	5,193
Right-of-use assets, net	82,430	73,890	10,712
Long-term bank deposits, net	433,618	457,124	66,269
Long-term investment securities, net	5,116,336	4,397,272	637,470
Goodwill	567,181	563,398	81,676
Other non-current assets, net	29,412	24,166	3,503
Total non-current assets	6,725,533	6,006,600	870,774
Total assets	17,929,562	17,558,003	2,545,376

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	403,708	628,321	91,087
Contract liabilities	84,003	80,050	11,605
Salary and welfare benefits payable	93,947	72,350	10,489
Taxes payable	159,718	164,195	23,803
Short-term loan	92,100	135,169	19,595
Accrued expenses and other current liabilities	149,552	154,991	22,469
Amounts due to related parties	474,627	92,661	13,433
Dividend payable	478,833	-	-
Lease liabilities - current portion	28,588	25,931	3,759
Total current liabilities	1,965,076	1,353,668	196,240

Non-current liabilities:
Deferred tax liabilities	112,912	102,953	14,925
Lease liabilities - non-current portion	55,671	50,475	7,317
Other non-current liability	64,291	58,206	8,438
Total non-current liabilities	232,874	211,634	30,680
Total liabilities	2,197,950	1,565,302	226,920

Shareholders’ Equity:
Total RLX Technology Inc. shareholders’ equity	15,633,749	15,883,139	2,302,572
Noncontrolling interests	97,863	109,562	15,884
Total shareholders’ equity	15,731,612	15,992,701	2,318,456

Total liabilities and shareholders’ equity	17,929,562	17,558,003	2,545,376

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	US$
Total net revenues	808,300	1,141,338	1,585,821	229,896
Cost of revenues	(477,526)	(722,798)	(965,446)	(139,960)
Excise tax on products	(99,823)	(60,520)	(116,119)	(16,834)
Gross profit	230,951	358,020	504,256	73,102

Operating expenses:
Selling expenses	(58,989)	(111,154)	(122,039)	(17,692)
General and administrative expenses	(67,468)	(95,319)	(107,207)	(15,542)
Research and development expenses	(27,055)	(32,635)	(30,375)	(4,403)
Total operating expenses	(153,512)	(239,108)	(259,621)	(37,637)

Income from operations	77,439	118,912	244,635	35,465

Other income:
Interest income, net	135,953	141,948	113,820	16,500
Investment income	8,386	9,812	9,718	1,409
Others, net	29,143	32,035	(28,761)	(4,169)
Income before income tax	250,921	302,707	339,412	49,205
Income tax expense	(28,181)	(16,390)	(45,257)	(6,561)
Net income	222,740	286,317	294,155	42,644
Less: net income attributable to noncontrolling interests	700	6,770	10,019	1,452
Net income attributable to RLX Technology Inc.	222,040	279,547	284,136	41,192
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(15,671)	(135,439)	(173,952)	(25,218)
Unrealized income/(loss) on long-term investment securities	2,067	(7,193)	(22,208)	(3,219)
Total other comprehensive loss	(13,604)	(142,632)	(196,160)	(28,437)
Total comprehensive income	209,136	143,685	97,995	14,207
Less: total comprehensive income attributable to noncontrolling interests	636	6,900	11,699	1,696
Total comprehensive income attributable to RLX Technology Inc.	208,500	136,785	86,296	12,511

Net income per ordinary share/ADS
Basic	0.181	0.172	0.231	0.033
Diluted	0.170	0.172	0.216	0.031

Weighted average number of ordinary shares/ADSs
Basic	1,226,330,482	1,231,303,311	1,232,448,894	1,232,448,894
Diluted	1,308,811,866	1,232,499,617	1,313,480,246	1,313,480,246

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	(As adjusted) (a)
	RMB	RMB	RMB	US$
Income from operations	77,439	118,912	244,635	35,465
Add: share-based compensation expenses
Selling expenses	3,310	4,441	5,919	858
General and administrative expenses	24,271	22,204	45,841	6,645
Research and development expenses	745	2,037	3,494	507
Amortization and depreciation of assets resulting from business acquisitions
Selling expenses	2,003	10,063	9,956	1,443
General and administrative expenses	28	478	469	68
Non-GAAP income from operations	107,796	158,135	310,314	44,986

Net income	222,740	286,317	294,155	42,644
Add: share-based compensation expenses	28,326	28,682	55,254	8,010
Amortization and depreciation of assets resulting from business acquisitions	2,031	10,541	10,425	1,511
Tax effects on non-GAAP adjustments	(425)	(2,554)	(2,527)	(366)
Non-GAAP net income	252,672	322,986	357,307	51,799

Net income attributable to RLX Technology Inc.	222,040	279,547	284,136	41,192
Add: share-based compensation expenses	28,326	28,682	55,254	8,010
Amortization and depreciation of assets resulting from business acquisitions (b)	2,031	7,711	7,613	1,104
Tax effects on non-GAAP adjustments(b)	(425)	(1,846)	(1,824)	(264)
Non-GAAP net income attributable to RLX Technology Inc.	251,972	314,094	345,179	50,042

Non-GAAP net income per ordinary share/ADS
- Basic	0.205	0.200	0.280	0.041
- Diluted	0.193	0.200	0.263	0.038
Weighted average number of ordinary shares/ADSs
- Basic	1,226,330,482	1,231,303,311	1,232,448,894	1,232,448,894
- Diluted	1,308,811,866	1,232,499,617	1,313,480,246	1,313,480,246

Note (a): The Company completed the acquisition of the acquired company on May 31, 2025, which was accounted for as a business combination. Beginning in Q2 2025, the Company included the amortization and depreciation of assets arising from fair value step-up in business acquisitions, as well as the associated tax impact, in the reconciliation items for GAAP and Non-GAAP results. The Company has retrospectively adjusted the above unaudited reconciliation of GAAP and Non-GAAP results to reflect the effects of acquisitions completed in prior period. The Company believes these changes provide management and investors with more useful information to evaluate the operations of its business.

Note (b): The amortization and depreciation expense and related tax effect attributable to noncontrolling interests have been excluded from the presentation in the reconciliation items for GAAP and Non-GAAP results.

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	US$
Net cash generated from/(used in) operating activities	207,165	310,221	(68,841)	(9,980)
Net cash (used in)/generated from investing activities	(987,166)	1,324,664	(116,326)	(16,864)
Net cash generated from/(used in) financing activities	14,435	399,971	(863,712)	(125,212)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(8,040)	(66,321)	(57,648)	(8,357)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(773,606)	1,968,535	(1,106,527)	(160,413)
Cash, cash equivalents and restricted cash at the beginning of the period	5,644,359	3,576,477	5,545,012	803,858
Cash, cash equivalents and restricted cash at the end of the period	4,870,753	5,545,012	4,438,485	643,445